KETDARINA CORP.
2360 Corporate Circle Suite 400
Henderson, NV 89074

March 13, 2014

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Ketdarina Corp.'s - Registration Statement on Form S-1
    Amendment No. 3
    Filing No. 333-192874

Dear: Mara L. Ransom

In response to your letter dated February 19, 2014 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

PLEASE REVISE TO INCLUDE UPDATED INTERIM FINANCIAL STATEMENTS AND RELATED DISCLOSURES TO COMPLY WITH RULE 8-08 OF REGULATION S-X. IN ADDITION, PLEASE INCLUDE A CURRENTLY DATED AND SIGNED CONSENT FROM YOUR INDEPENDENT ACCOUNTANTS WITH YOUR NEXT AMENDMENT.

Response: The updated interim financial statements and related disclosures are included. A currently dated and signed consent from our independent accountants is included.

COMMENT: 2

WE NOTE YOUR CHANGES TO THE LIST OF SELLING SHAREHOLDERS IN RESPONSE TO COMMENT 1 OF OUR LETTER DATED FEBRUARY 6, 2014. THE SCOPE OF THE COMMENT WAS NOT LIMITED TO MR. CHORNYY BUT INCLUDED "ALL OTHER SELLING SHAREHOLDERS THAT MAY BE AFFILIATES." WE REISSUE THIS COMMENT IN PART. PLEASE IDENTIFY ALL SELLING SHAREHOLDERS THAT QUALIFY AS AFFILIATES, AS DEFINED IN RULE 405 OF THE SECURITIES ACT, OR CONFIRM THAT NONE OF THE SELLING SHAREHOLDERS ARE AFFILIATES.

Response: We have disclosed in our S-1 on page 13 as follows:

Our director and officer, Oleksandr Bezuhlyi is related to the following shareholders:
Volodymyr Bezuhlyi - son.
Tatyana Bzuglaya - wife.

Except as stated above, None of the selling shareholders:

     1. has had a material relationship with us other than as a shareholder at any time within the past three years;
     2.   has ever been one of our officers or directors;
     3.   is a broker-dealer; or a broker-dealer's affiliate.
     4.   qualify as our affiliate
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COMMENT: 3

WE NOTE SEVERAL INCONSISTENCIES REGARDING THE STATUS OF YOUR OPERATIONS. IN SOME PLACES, YOU STATE THAT YOU HAVE NOT GENERATED ANY REVENUES FROM OPERATIONS. IN OTHER PLACES, YOU STATE THAT YOU HAVE GENERATED $500 IN REVENUES. PLEASE REVISE YOUR FILING THROUGHOUT TO REMOVE CONFLICTING STATEMENTS.

Response: We have revised the status of our operations stating that we have generated $500 in revenues in the second quarter ending December 31, 2013.

COMMENT: 4

WE REISSUE COMMENT 5 OF OUR LETTER DATED FEBRUARY 6, 2014 IN PART. PLEASE ENSURE THAT YOUR PROSPECTUS CONSISTENTLY REFERENCES YOUR INTENDED BUSINESS. IN THIS REGARD, YOU REFER TO YOUR NEED TO ATTRACT "ENOUGH INTERNATIONAL STUDENTS WHO WILL USE YOUR SERVICES" ON PAGE 5. PLEASE REVISE OR ADVISE.

Response: We have revised our prospectus for consistency.

U.S. INVESTORS MAY EXPERIENCE DIFFICULTIES IN ATTEMPTING TO EFFECT SERVICE ..., PAGE 7

COMMENT: 5

WE REISSUE COMMENT 7 OF OUR LETTER DATED JANUARY 14, 2014. WE UNDERSTAND THAT YOUR BUSINESS OFFICES AND EMPLOYEES ARE NOT LOCATED IN THE UNITED STATES. HOWEVER, WE ALSO NOTE THAT YOU ARE A NEVADA CORPORATION. PLEASE ELABORATE ON THIS RISK FACTOR TO STATE WHERE YOU WILL BE CONDUCTING OPERATIONS.

Response: We will conduct our business from Czech Republic. We plan to sell our product to customers in Europe.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, PAGE 21

RULE 144 SHARES, PAGE 21

COMMENT: 6

WE NOTE THE ADDITIONAL DISCLOSURE RELATED TO YOUR SHELL COMPANY STATUS ON PAGE
22. HOWEVER, THE NEW DISCLOSURE NOW CREATES AN INCONSISTENCY WITHIN THIS SECTION. YOU FIRST STATE THAT SHARES ARE AVAILABLE FOR RESALE UNDER RULE 144 AND, A FEW PARAGRAPHS LATER, YOU THEN STATE THAT NO SHARES ARE AVAILABLE FOR RESALE UNDER RULE 144. ADDITIONALLY, WE NOTE THAT THE STATED AMOUNT OF SHARES, 2,140,000, REQUIRES UPDATING TO REFLECT THE REMOVAL OF MR. CHORNYY FROM THE LIST OF SELLING SHAREHOLDERS. PLEASE REVISE THIS SECTION AND THE AMOUNT TO REMOVE CONFLICTING STATEMENTS.

Response: We have deleted the following section from page 21:

A total of 2,140,000 shares of our common stock are available for resale to the public in accordance with the volume and trading limitations of Rule 144 of the Act. The SEC has adopted amendments to Rule 144, which became effective on February 15, 2008 and applies to securities acquired both before and after that date. Under these amendments, a person who has beneficially owned restricted shares of our common stock for at least six months is entitled to sell their

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securities PROVIDED that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding the sale, are subject to additional restrictions. Such person is entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

     * 1% of the total number of securities of the same class then outstanding, which will equal 47,900 shares as of the date of this prospectus; or
     * the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Such sales must also comply with the manner of sale and notice provisions of Rule 144.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 30

COMMENT: 7

WE NOTE FROM EARLIER STATEMENTS IN YOUR FILING THAT MR. BEZUHLYI LEFT ANDRIY CHORNYY FOP IN JANUARY 2014. PLEASE UPDATE THIS SECTION ACCORDINGLY.

Response: We have updated the Biographical Information section stating that Mr. Bezuhlyi resigned from that position in January 2014 in favor of his current position and ownership of Ketdarina Corp.

Please note we have sold and registering shares of three new shareholders.

Please direct any further comments or questions you may have to the company's attorney:

John T. Root, Jr.
ATTORNEY AT LAW
P.O. Box 5666
Jacksonville, Arkansas  72076
Phone:  (501) 529-8567
Fax:  (501)  325-1130
j.root.5013@gmail.com

Thank you.

Sincerely,


/s/ Oleksandr Bezuhlyi
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OLEKSANDR BEZUHLYI

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